



SECURITIES 12012863)N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21373

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** AND ENDING **12/31/11**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli & Company, Inc.**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

One Corporate Center

(No. and street)

Rye   **NY**   **10580-1422**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. LaPointe   **(914) 921-7763**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

Two World Financial Center   **New York**   NY   **10281**

(Address)   (City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

GABELLI & COMPANY, INC.

(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Table of Contents

This report ** contains (check all applicable boxes):

☒		Independent Auditors' Report.
☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Income.
☒	(d)	Statement of Cash Flows.
☒	(e)	Statement of Changes in Stockholder's Equity.
☐	(f)	Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
☒		Notes to Financial Statements.
☒	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
☒	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
☐	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (not applicable).
☐	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).
☐	(k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report (filed separately).
☒	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF ...*New York*...

COUNTY OF ...*Westchester*...

OATH OR AFFIRMATION

I, ___**Diane M. LaPointe**___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___**Gabelli & Company, Inc**___, as of ___**December 31, 2011**___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

___**Financial & Operations Principal**___
Title

_____
Notary Public

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)
(SEC I.D. No. 8-21373)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Gabelli & Company, Inc.

(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2011

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Gabelli & Company, Inc.
Rye, New York

We have audited the accompanying statement of financial condition of Gabelli & Company, Inc., a wholly-owned subsidiary of Gabelli Securities, Inc., (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the footnotes to the statement of financial condition, on August 1, 2011, the Company transferred the mutual fund distribution activities to an affiliate, G.distributors, LLC.

Deloitte & Touche LLP

February 27, 2012

Member of
Deloitte Touche Tohmatsu

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$12,507,361
Securities owned, at fair value	2,670,164
Receivables from brokers and clearing organizations	67,908
Receivables from affiliates	1,895,179
Deposit with clearing organization	100,000
Deferred sales commissions	1,053,857
Fixed assets, net of accumulated depreciation of $20,068	13,968
Other assets	259,679
Total assets	$18,568,116

Liabilities and stockholder's equity

Compensation payable	$ 1,341,094
Distribution costs payable	3,082,393
Income taxes payable (including deferred taxes of $2,764,615 and payable to parent of parent company of $809,040)	3,590,610
Payables to affiliates	12,952
Accrued expenses and other liabilities	485,856
Total liabilities	8,512,905

Stockholder's equity:

Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	10,183,543
Accumulated deficit	(128,334)
Total stockholder's equity	10,055,211
Total liabilities and stockholder's equity	$18,568,116

See accompanying notes.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

A. Organization and Business Description

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company's revenues were derived primarily from the distribution of Gabelli and GAMCO mutual funds ("Funds" or "Fund") advised by Gabelli Funds, LLC and Teton Advisors, Inc., brokerage commissions, underwriting fees and selling concessions. Gabelli Funds, LLC is a subsidiary of GBL, and Teton Advisors, Inc. is majority-owned by GGCP Holdings LLC, which is also the majority shareholder of GBL. Effective August 1, 2011, the mutual fund distributor component of the Company's operations was transferred to an affiliate, G.distributors, LLC ("G.distributors"), a wholly-owned subsidiary of GBL. The termination of the distribution agreement between the Funds and the Company and the distribution agreement between the Funds and G.distributors was approved by the Funds' Board of Directors or Trustees during the May 2011 board meetings and was effective August 1, 2011. See Note C Discontinued Operations for more detail.

The Company provides institutional investors and investment partnerships with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. The team of sell-side analysts follow economic sectors on a global basis and are bottom-up stock pickers, recommending companies that trade at significant discounts to Private Market Value ("PMV"). PMV investing is a disciplined, research-driven approach based on the extensive use of security analysis. In this process, the Company carefully selects stocks whose intrinsic value, based on the Company's estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. The Company then calculates the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business. The research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

A. Organization and Business Description (continued)

Through July 31, 2011, the Company also distributed Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with an open-end Fund, the Company offered and sold such open-end Fund shares on a continuous basis and paid:

- all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature,
- advertising and maintaining sales and customer service personnel and sales and services fulfillment systems,
- and payments to the sponsors of third-party distribution programs, financial intermediaries and the Company sales personnel.

Under the distribution plans, the open-end Class AAA shares of the Funds (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A and V shares of various Funds paid the Company a distribution or service fee of .25% per year (except the Class A shares of the GAMCO Westwood Funds and Gabelli Enterprise Mergers & Acquisitions Fund which pay .50% and .45% per year, respectively, and the GAMCO Westwood Intermediate Bond Fund which pays .35%) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%.

Prior to August 1, 2011, the Company received fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940 ("Investment Company Act"). See Note B Distribution Fees.

The Company was also the principal underwriter for Funds distributed in multiple classes of shares which carry either a front-end or back-end sales charge.

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliate companies. The Company is also involved in syndicated underwriting activities. It participates in the offerings of certain Funds advised by Gabelli Funds LLC. Finally, the Company also has investment income generated from its proprietary trading activities.

The Company's principal market is in the United States.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

A. Organization and Business Description (continued)

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company classifies investments in an affiliated money market mutual fund as cash equivalents.

Securities Owned, at Fair Value

Securities owned, at fair value, including common stocks and mutual funds, are recorded at fair value. All securities transactions and transaction costs are recorded on a trade date basis.

All of the instruments within securities owned, at fair value are measured at fair value.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents, registered mutual funds, and common stocks.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes common stocks that have inputs to the valuations that can be generally corroborated by observable market data.

5

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These assets include infrequently traded common stocks.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3.

In the absence of a closing price, an average of the bid and ask is used. Bid prices reflect the highest price that the market is willing to pay for an asset. Ask prices represent the lowest price that the market is willing to accept for an asset.

Cash equivalents – Cash equivalents consists of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using quoted market prices. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

Securities owned, at fair value - Securities owned, at fair value are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities categorized in Level 2 investments are valued using other observable inputs. Infrequently traded investments are included in Level 3 of the fair value hierarchy because significant inputs to measure fair value are unobservable.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

B. Significant Accounting Policies (continued)

Receivables from Affiliates

Receivables from affiliates principally include management fees due from GBL and distribution fees receivable from G.distributors. See Note D.

Deferred Sales Commissions

Sales commissions paid to broker-dealers prior to August 1, 2011 in connection with the sale of certain classes of shares of open-end Funds are generally capitalized and amortized over periods from 1 to 8 years, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. As of July 27, 2004, one of the classes which generate deferred sales commissions, Class B Shares, are available only through exchange of Class B Shares of other Funds distributed by the Company. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges and early withdrawal charges received from redeeming shareholders of these funds are generally applied to reduce the Company's unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

The Company evaluates the carrying value of its deferred sales commission asset for impairment at least annually, or more often should events warrant, using a discounted cash flow method. There was no impairment charge in 2011.

Receivables from Brokers and Clearing Organizations

Commission revenue, sales manager fees and related clearing charges are recorded on a trade-date basis, and amounts receivable are included in receivables from brokers and clearing organizations.

Distribution Costs Payable

Distribution costs are accrued as they are incurred and paid to the sponsors of third-party distribution programs and financial intermediaries.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

B. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to seven years.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Fair Values of Financial Instruments

The carrying amounts of all assets and liabilities in the Statement of Financial Condition approximate their fair values.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

B. Significant Accounting Policies (continued)

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In January 2010, the FASB issued guidance to improve disclosures about fair value measurements. The guidance affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. The guidance requires new disclosures regarding purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the applicable portions of this guidance on January 1, 2011 without a material impact to the financial statement disclosures.

In May 2011, the FASB issued guidance on fair value measurement which expands existing disclosure requirements for fair value measurements and makes other amendments. The guidance requires, for level 3 fair value measurements, (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. Additionally, the guidance requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value in the Statement of Financial Condition but whose fair value must be disclosed and clarifies that the valuation premise and highest and best use concepts are not relevant to financial instruments. The guidance is effective for fiscal years beginning after December 15, 2011, and for interim periods within those fiscal years. The application of this guidance will result in enhanced footnote disclosure upon adoption on January 1, 2012.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In December 2011, the FASB issued guidance which creates new disclosure requirements about the nature of an entity's right of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRSs. The Company is currently evaluating the impact that the application of this guidance will have on its Statement of Financial Condition.

C. Discontinued Operations

In 2010, GBL filed an application for the establishment of a new broker dealer, G.distributors. No final decision was made at that time to transfer any portion of the Company's business to this new broker dealer, but it was contemplated that this new broker dealer would become the distributor of the affiliated mutual funds which the Company distributed. On April 29, 2011, FINRA approved the formation of the new broker dealer, and during the May 2011 board meetings the Funds' Board of Directors or Trustees approved the termination of the distribution agreement between the Funds and the Company and the approval of the distribution agreement between the Funds and G.distributors. The mutual fund distributor component of the Company's operations was transferred to G.distributors on August 1, 2011.

D. Related Party Transactions

At December 31, 2011, the Company had an investment of $12,503,811 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2011, the Company earned approximately 68% of its commission revenue from transactions executed on behalf of Funds and private wealth management clients advised by GAMCO Asset Management Inc.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

D. Related Party Transactions (continued)

During 2011, the Company participated as agent in the secondary offerings of The Gabelli Global Gold, Natural Resources & Income Trust ("GGN") and initial public offering of the GAMCO Natural Resources, Gold & Income Trust ("GNT"). The Company also acted as Dealer Manager for The Gabelli Global Deal Fund's Series B Cumulative Puttable and Callable Preferred Share Rights Offering.

The Company served as the principal distributor for the Funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. through July 31, 2011.

On July 27, 2011, the Company entered into a selected dealer and shareholder servicing agreement ("Distribution Agreement") with G.distributors, an affiliated company. As stated in the Distribution Agreement, G.distributors, LLC shall pay the 12b-1 fees related to the Class A and C subscriptions which the Company acted as the principal distributor and paid the sales commissions from August 1, 2010 through July 31, 2011. These distribution fees will cease in July 2012 when the related deferred sales commissions are fully amortized. Distribution plan fees are computed daily based on average net assets and accrued for during the period in which they are earned. At December 31, 2011, distribution fees of $320,703 are due from G.distributors and are included in receivables from affiliates.

Also pursuant to the Distribution Agreement, the Company receives distribution fees on ongoing client relationships which certain of its registered representatives continue to provide shareholder services for and it is the broker of record.

Gabelli Funds, LLC and Teton Advisors, Inc. have agreed to reimburse the Company for distribution costs and other attributable expenses in excess of the distribution fees received from the Funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. on a Fund-by-Fund basis. When distribution fees subsequently exceed distribution costs for a given Fund, the Company has agreed to refund Gabelli Funds, LLC and Teton Advisors, Inc. up to the cumulative amount previously reimbursed to the Company for distribution costs in excess of distribution fees received. Once the Company refunds all the previously collected reimbursed expenses, the Company will no longer be entitled to future reimbursements. Through December 31, 2011, the total cumulative amount reimbursable to Gabelli Funds, LLC and Teton Advisors, Inc. pursuant to this net excess expense reimbursement arrangement was $7,347,019, which may be payable in the future only if and when distribution fees, on a Fund-by-Fund basis, exceed distribution costs.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

D. Related Party Transactions (continued)

The Company pays GBL a monthly management fee equal to 20% of the Company's pretax profits before consideration of this fee. The Company also pays GBL an administrative management fee of 2.75% of total brokerage income. At December 31, 2011, management fees of $1,448,295 are due from GBL and are included in receivables from affiliates. The Company also pays or receives from GBL the amount of its portion of the consolidated current tax expense or benefit, respectively. See Note H for details.

On December 5, 1997, GBL entered into a fifteen-year lease, expiring on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL Chairman. On September 15, 2008, GBL modified and extended this lease to December 31, 2023.

E. Securities Owned, at Fair Value

Securities owned are recorded at fair value and consist of the following at December 31, 2011:

Common stocks	$ 2,607,978
Mutual funds	62,186
Total	$ 2,670,164

F. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2011 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2011

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Cash equivalents	$12,503,811	$ -	$ -	$12,503,811
Common stocks	2,604,298	10	3,670	2,607,978
Mutual funds	62,186	-	-	62,186
Total assets at fair value	$15,170,295	$ 10	$ 3,670	$15,173,975

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

F. Fair Value (continued)

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis for the year ended December 31, 2011

Assets	Beginning Balance	Total Realized and Unrealized Gains or (Losses)	Purchases	Sales	Net Transfers In and/or (Out) of Level 3	Ending Balance
Common Stocks	$ 765	$ 2,905	$ -	$ -	$ -	$ 3,670

During the year ended December 31, 2011, the Company did not reclassify investments across any levels.

G. Retirement Plan

The Company participates in an incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

H. Income Taxes

The Company is included in the consolidated U.S. Federal and certain State and Local income tax returns of GBL. The Company's Federal and certain State and Local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

The Company has a deferred tax liability of $2,764,615 related primarily to the deferred gain associated with the sale of its mutual fund distribution business to G.distributors, LLC as if the Company were filing a separate return as well as to other timing differences in the recognition of income and expenses for tax and financial reporting purposes.

The Company has no foreign subsidiaries.

As of December 31, 2011, the Company's gross unrecognized tax benefits were $109,823, of which $71,385, if recognized, would affect the Company's effective tax rate. The amount is included in income taxes payable on the Statement of Financial Condition.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

H. Income Taxes (continued)

A reconciliation of the change in unrecognized tax benefits for the year ended December 31, 2011 is as follows:

Balance at January 1, 2011	$ 114,530
Additions based on tax positions related to the current year	13,046
Reductions for tax positions related to the prior year	(17,753)
Balance at December 31, 2011	$ 109,823

The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $48,960 for interest and penalties as of December 31, 2011. The amount is included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2011, management has not identified any potential material subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company remains subject to income tax examination by the Internal Revenue Service for years after 2008 and state examinations for years after 2000.

I. Stockholder's Equity

On August 1, 2011, the Company transferred all of the rights and obligations in respect to certain Distribution and 12b-1 Plan Agreements to GBL. In consideration for the transfer, GBL paid $7,000,000 to the Parent which was subsequently contributed to the Company.

In accordance with ASC 740, the Company has recorded a deferred tax liability of $2,592,856 associated with the sale of its mutual fund distribution business to G.distributors, LLC as if the Company were filing a separate tax return.

In August 2011 and November 2011, the Company declared dividends to its sole shareholder, Gabelli Securities, Inc., of $5,500,000 and $6,800,000, respectively. The dividends were paid on August 10, 2011 and November 30, 2011, respectively. A portion of the November dividend, $107,581, was deemed a return of capital as it was in excess of retained earnings.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

J. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify the clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2011, the total amount of customer balances subject to indemnification (i.e. unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonable possible, are not considered material to the Company's financial condition.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2011

K. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $5,979,601, exceeding the required amount of $250,000 by $5,729,601 at December 31, 2011. There were no subordinated borrowings at anytime during the year ended December 31, 2011.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2012

Gabelli & Company, Inc.
One Corporate Center
Rye, New York

In planning and performing our audit of the financial statements of Gabelli & Company, Inc. (the "Company") as of and for the year ended December 31, 2011 on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP